Exhibit 99.1

Auna Announces Preliminary Update to Full-Year 2026 Outlook

Company Will Host Investor Day Today

Luxembourg - October 22, 2026 - Auna S.A. (“Auna” or the “Company”) (NYSE: AUNA), a Latin American healthcare company with operations in Mexico, Peru and Colombia, announced today a preliminary update to its full-year 2026 outlook.

Consistent with the recently disclosed operating KPIs that reflect favorable volume and specialty service trends in the third-quarter of 2026, the Company expects full-year 2026 revenue growth to be in line with the guidance communicated early in the year. The revenue guidance is supported by a continued strong recovery in Mexico during the second half of the year.

During its second-quarter 2026 earnings call, the Company indicated that, excluding one-time effects primarily related to payor billing penalties associated with reconciliations of prior years’ receivables, full-year 2026 Adjusted EBITDA growth was expected to be at the lower end of its previously announced guidance range of 10% to 14% FX-neutral.

Subsequently, a specific payor contract in Colombia has resulted in additional temporary cost pressure due to an unexpected high incidence of advanced-stage cancer cases within the covered population. Accordingly, based on management’s current assessment, the Company now expects consolidated Adjusted EBITDA performance to be broadly stable year over year, compared with the growth contemplated in its previous guidance.

Capital expenditures remain within previously communicated guidance of approximately 4.0% of consolidated revenue, while Free Cash Flow and leverage continue to evolve favorably.

The Company is completing its review of the implications of the aforementioned payor contract on full-year 2026 Adjusted EBITDA and will provide additional details during its upcoming third-quarter 2026 earnings call.

AUNA Investor Day 2026

Today the Company will host an Investor Day in a hybrid format from 9:00am ET to 1:00pm ET. During the event, Auna’s executive team and country leaders will discuss the Company’s long-term vision, growth strategy across Mexico, Peru and Colombia, financial strategy, and key priorities to drive sustained and profitable growth across its regional healthcare platform.

To access the live webcast, go to aunaday.auna.org. A webcast replay and presentation materials will be available after the event.

About Auna

Auna is a leading horizontally and vertically integrated healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, focusing on high-complexity diseases. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of June 30, 2026, Auna’s network included 31 healthcare network facilities, including hospitals, outpatient, prevention and wellness facilities with 2,337 beds, and 1.4 million healthcare plans.

Contact

contact@aunainvestors.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about our revised guidance for full-year 2026. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Auna’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of Auna, which could result in Auna’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Auna. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Auna’s filings with the United States Securities and Exchange Commission, including its annual report filed on Form 20-F on April 22, 2026.

The forward-looking statements are made only as of the date hereof, and Auna does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.